

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 6, 2020

Shy Datika
President
INX Limited
Unit 1.02, 1st Floor 6 Bayside Road
Gibraltar, GX11 1AA

> **Re:    INX Limited**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed January 17, 2020**
> **File No. 333-233363**

Dear Mr. Datika:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our January 10, 2020 letter.

Prospectus Summary

Industry Overview

Background & Current Market

Markets for Blockchain Assets and ICOs, page 4

1.    We note your revision regarding the continued downward trend for ICOs in 2019.  Please update footnote 4 here and footnote 12 on page 54 to support the $3.2 billion estimate.  In this regard, we note that information on the CoinSchedule website suggests that ICOs raised only $1.4 billion in 2019.

Use of Proceeds, page 39

2.      Revise this section and the table to disclose net proceeds based on your minimum offering amount (*i.e.* <u>gross</u> proceeds of $5 million).  Clearly state your assumptions with respect to potential payments to A-Labs.  Further, it is not clear that you have or will have at the time of the offering the cash on hand necessary to cover offering expenses.  Please clarify that if you only raise the minimum gross proceeds of $5 million, the aggregate expenses of the offering will exceed the proceeds raised, resulting in a net negative amount.

Dilution, page 43

3.      We note your revision in response to comment 7.  Please correct and explain to us your calculation of the total consideration and average price per INX Token for the commitments to issue 1,348,929 INX Tokens.  Your prospectus should also disclose the consideration paid by, and the calculation for number of tokens to be issued to, Mr. Alelov, Mr. Benish, Mr. Rafeli and Mr. Trister.  Please further revise your dilution table to include the 4,559,821 INX Tokens that will be issuable upon exercise of options six months following the effective date of your registration statement, as well as the 14,000 INX Tokens issuable per month upon the exercise of options six months following the effective date of your registration statement, or disclose your basis for excluding these tokens and quantify the additional dilutive impact to new investors if such tokens are issued.  In this regard we note that the options will be exercisable during your maximum offering period at an average price that is materially less than the average price of your other commitments to issue INX Tokens included in the table.

Certain Relationships and Related Party Transactions

Agreements with Other Interested Parties, page 90

4.      We note you deleted disclosure related to A-Labs' "Second SAFE" on pages 90-91 and II-2, as well as this previously executed agreement dated August 30, 2019 from your Exhibit Index, whereas other references on pages 90 and 91 continue to refer to A-Labs' "Second SAFE."  Please revise to clarify this apparent discrepancy and, if the Second SAFEs issued to either A-Labs and Michepro Holding Limited were canceled or similar, as it appears, disclose all material facts related to such transactions.

Technical Features of the INX Token, page 99

5.      We note your response to comment 10.  Please revise the disclosure on page 100 to briefly summarize TokenSoft's role in reviewing and responding to questions from Quantstamp during the audit of the INX Token smart contract, as well as in designing your token issuance platform to be used in this offering, including the scope of such design responsibilities.  Please also correct the hyperlink in your exhibit index.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters.  Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, Pamela A. Long at (202) 551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance